SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC  20549



                                    FORM 11-K



                 Annual Report Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

     Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

                     For fiscal year ended December 31, 1992



     Commission file number:  1-10951

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Federated Department Stores, Inc. Retirement Income And Thrift Incentive Plan, 7 West Seventh Street, Cincinnati, Ohio 45202.

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Federated Department Stores, Inc., 7 West Seventh Street, Cincinnati, Ohio 45202.
























                        FEDERATED DEPARTMENT STORES, INC.
                   RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

                       Financial Statements and Schedules
                           December 31, 1992 and 1991

                   (With Independent Auditors' Report Thereon)

                        FEDERATED DEPARTMENT STORES, INC.
                   RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

                           December 31, 1992 and 1991


                                      Index



Independent Auditors' Report

Statements of Net Assets Available for Plan Benefits - December 31, 1992 and
  1991

Statements of Changes in Net Assets Available for Plan Benefits - Years Ended
  December 31, 1992 and 1991

Notes to Financial Statements



                                                                 Schedule


Schedule of Investments - December 31, 1992..................        1

Schedule of Reportable Transactions - Year Ended
  December 31, 1992..........................................        2


                                                                 Exhibit

Consent of KPMG Peat Marwick                                         1

                          Independent Auditors' Report

Pension and Profit Sharing Committee
Federated Department Stores, Inc.
Retirement Income and Thrift Incentive Plan:

We have audited the accompanying statements of net assets available for plan benefits of Federated Department Stores, Inc. Retirement Income and Thrift Incentive Plan as of December 31, 1992 and 1991 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1992 and 1991 and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Investments and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                  \s\ KPMG Peat Marwick

                                                  KPMG PEAT MARWICK

Cincinnati, Ohio
September 30, 1993

                                          FEDERATED DEPARTMENT STORES, INC.
                                    RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

                                Statement of Net Assets Available for Plan Benefits

                                                 December 31, 1992
                                                  Stability
                                    Diversified    Income              Thrift Incentive Fund
                                       Fund         Fund          Fund A       Fund B       Fund C         Total
Assets:
  Investments, at fair value (note 3):
    U.S. Government securities....  $ 58,289,066  $21,286,200  $ 53,998,169  $         -  $         -  $133,573,435
    Corporate debt instruments....    15,490,874    4,718,175    99,522,630            -            -   119,731,679
    Corporate stock - preferred...       393,600            -             -            -            -       393,600
    Corporate stock - common......    67,145,023            -             -            -            -    67,145,023
    Common/collective trusts......    25,798,824    1,146,943    25,754,563   53,708,814   29,217,442   135,626,586
    Other investments.............             -            -    14,269,375            -            -    14,269,375
          Total investments.......   167,117,387   27,151,318   193,544,737   53,708,814   29,217,442   470,739,698

  Receivables:
    Employer contributions........             -            -     3,614,000            -            -     3,614,000
    Employee contributions........             -            -       436,168      193,526      103,361       733,055
    Accrued interest and dividends     1,025,657      113,957     1,203,323        1,112        3,380     2,347,429
    Securities sold...............       295,739            -       243,120            -            -       538,859
          Total receivables.......     1,321,396      113,957     5,496,611      194,638      106,741     7,233,343

  Cash............................         3,124            -             -            -            -         3,124
          Total assets............   168,441,907   27,265,275   199,041,348   53,903,452   29,324,183   477,976,165

Accrued liabilities:
  Securities purchased............       366,186            -    11,110,154          606        1,488    11,478,434
  Other accrued liabilities.......       166,578       15,543       113,999       71,809       13,189       381,118
          Total liabilities.......       532,764       15,543    11,224,153       72,415       14,677    11,859,552

Net assets available for plan
 benefits.........................  $167,909,143  $27,249,732  $187,817,195  $53,831,037  $29,309,506  $466,116,613

See accompanying notes to financial statements.


                                                                   (Continued)

                                          FEDERATED DEPARTMENT STORES, INC.
                                    RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

                                Statement of Net Assets Available for Plan Benefits

                                                 December 31, 1991
                                                  Stability
                                    Diversified    Income              Thrift Incentive Fund
                                       Fund         Fund          Fund A       Fund B       Fund C         Total
Assets:
  Investments, at fair value (note 3):
    Certificates of deposit.......  $          -  $ 2,000,094  $  4,000,126 $         -  $         -   $  6,000,220
    U.S. Government securities....    48,238,008   32,776,416    87,979,250           -            -    168,993,674
    Corporate debt instruments....    29,936,244            -    80,634,569           -            -    110,570,813
    Corporate stock-preferred.....       510,600            -             -           -            -        510,600
    Corporate stock-common........    77,204,949            -             -           -            -     77,204,949
    Common/collective trusts......    28,793,524      386,494     6,114,856  49,207,183   24,050,464    108,552,521
    Other investments.............             -            -    20,253,225           -            -     20,253,225
                                     184,683,325   35,163,004   198,982,026  49,207,183   24,050,464    492,086,002
  Insurance contracts, at contract
   value (note 3).................     1,603,574            -             -           -            -      1,603,574
          Total investments.......   186,286,899   35,163,004   198,982,026  49,207,183   24,050,464    493,689,576

  Receivables:
    Employer contributions........             -            -     3,115,268           -            -      3,115,268
    Employee contributions........             -            -       579,912     190,419       95,209        865,540
    Accrued interest and dividends     1,317,208      444,475     2,848,825       1,403        1,050      4,612,961
    Securities sold...............       521,626            -       255,306           -            -        776,932
          Total receivables.......     1,838,834      444,475     6,799,311     191,822       96,259      9,370,701

  Cash............................       183,593            -             -           -          621        184,214
          Total assets............   188,309,326   35,607,479   205,781,337  49,399,005   24,147,344    503,244,491

Accrued liabilities:
  Securities purchased............       321,018            -             -           -            -        321,018
  Other accrued liabilities.......       175,745       17,953       114,418      65,446       11,344        384,906
          Total liabilities.......       496,763       17,953       114,418      65,446       11,344        705,924

Net assets available for plan
 benefits.........................  $187,812,563  $35,589,526  $205,666,919 $49,333,559  $24,136,000   $502,538,567

See accompanying notes to financial statements.


                                          FEDERATED DEPARTMENT STORES, INC.
                                    RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

                          Statement of Changes in Net Assets Available for Plan Benefits

                                           Year Ended December 31, 1992

                                                   Stability
                                   Diversified      Income          Thrift Incentive Fund
                                      Fund           Fund        Fund A       Fund B       Fund C         Total
Additions:
  Investment income:
    Interest...................   $  6,609,428   $ 1,842,841  $ 11,614,266 $ 2,767,373  $   761,619   $ 23,595,527
    Dividends..................      2,061,980             -             -           -            -      2,061,980
    Net appreciation (depreciation)
     in fair value of
     investments (note 3)......      5,316,647       (19,655)     (696,976)  1,101,846    1,143,281      6,845,143
       Net investment income...     13,988,055     1,823,186    10,917,290   3,869,219    1,904,900     32,502,650

  Contributions:
    Employer...................              -             -     3,614,000           -            -      3,614,000
    Employee...................              -             -    14,914,850   6,673,885    3,583,762     25,172,497
       Total contributions.....              -             -    18,528,850   6,673,885    3,583,762     28,786,497
       Total additions.........     13,988,055     1,823,186    29,446,140  10,543,104    5,488,662     61,289,147

Deductions:
  Distributions................     30,604,544    12,686,069    39,948,011   9,029,262    3,872,121     96,140,007
  Administrative expenses
    (note 6)...................        697,988        65,854       475,975     279,171       52,106      1,571,094
       Total deductions........     31,302,532    12,751,923    40,423,986   9,308,433    3,924,227     97,711,101

Interfund transfers............     (2,588,943)    2,588,943    (6,871,878)  3,262,807    3,609,071              -

       Net increase (decrease).    (19,903,420)   (8,339,794)  (17,849,724)  4,497,478    5,173,506    (36,421,954)

Net assets available for plan
 benefits:
  Beginning of year............    187,812,563    35,589,526   205,666,919  49,333,559   24,136,000    502,538,567

  End of year..................   $167,909,143   $27,249,732  $187,817,195 $53,831,037  $29,309,506   $466,116,613


See accompanying notes to financial statements.

                                                                  (Continued)

                                          FEDERATED DEPARTMENT STORES, INC.
                                    RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

                          Statement of Changes in Net Assets Available for Plan Benefits

                                           Year Ended December 31, 1991


                                                   Stability
                                   Diversified      Income           Thrift Incentive Fund
                                      Fund           Fund         Fund A        Fund B        Fund C        Total
Additions:
  Investment income:
    Interest...................   $  7,455,375   $ 2,819,059   $ 14,899,751  $ 2,631,433   $   711,025  $ 28,516,643
    Dividends..................      2,382,822             -              -            -             -     2,382,822
    Net appreciation in fair
     value of investments
     (note 3)..................     31,691,445       645,694      2,987,972    7,733,365     4,557,154    47,615,630
       Net investment income...     41,529,642     3,464,753     17,887,723   10,364,798     5,268,179    78,515,095

  Contributions:
    Employer...................              -             -      3,115,268            -             -     3,115,268
    Employee...................              -             -     14,965,112    4,997,161     2,554,343    22,516,616
       Total contributions.....              -             -     18,080,380    4,997,161     2,554,343    25,631,884
       Total additions.........     41,529,642     3,464,753     35,968,103   15,361,959     7,822,522   104,146,979

Deductions:
  Distributions................     20,380,657    10,978,084     35,732,480    5,752,245     2,558,945    75,402,411
  Administrative expenses
    (note 6)...................        728,080        76,132        495,694      297,521         9,037     1,606,464
       Total deductions........     21,108,737    11,054,216     36,228,174    6,049,766     2,567,982    77,008,875

Interfund transfers............     (2,568,304)    2,568,304        879,703   (1,072,461)      192,758             -

       Net increase (decrease).     17,852,601    (5,021,159)       619,632    8,239,732     5,447,298    27,138,104

Net assets available for plan
 benefits:
  Beginning of year...........     169,959,962    40,610,685    205,047,287   41,093,827    18,688,702   475,400,463

  End of year.................    $187,812,563   $35,589,526   $205,666,919  $49,333,559   $24,136,000  $502,538,567


See accompanying notes to financial statements.

                         FEDERATED DEPARTMENT STORES, INC.
                   RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

                          Notes to Financial Statements

                           December 31, 1992 and 1991

(1)  Summary of Significant Accounting Policies

      a)  Basis of Presentation

          The accompanying financial statements of Federated Department Stores, Inc. Retirement Income and Thrift Incentive Plan (the "Plan") have been prepared on the accrual basis of accounting.

      b)  Investments

          Investments are reported at market value or fair value as determined by quoted market prices on an active market. However, corporate bonds are valued based on yields currently available on comparable securities of issuers with similar credit ratings. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses on the sale of securities are reported on the average cost method.

          Cash equivalents are considered highly liquid temporary cash investments.

          Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

      c)  Insurance Contracts

          Insurance contracts are valued at contract value, which represents contributions made under the contract, plus interest earned, less benefits paid and expenses charged.

(2)  Description of the Plan

     The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

     General

     Allied Stores Corporation ("Allied") was merged into Federated Department Stores, Inc. ("Federated") (collectively, the "Company") on February 4, 1992. The Company sponsors retirement benefit and profit sharing-investment programs for employees as previously established by Federated (the "Plan") and Allied. As of December 31, 1992, the Plan consists of two parts: a retirement income plan and a thrift incentive plan. The Plan was adopted in 1953 and is subject to the provisions of ERISA and U.S.
     tax law.

                                                                 (Continued)

                        FEDERATED DEPARTMENT STORES, INC.
                   RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

                    Notes to Financial Statements, Continued

                           December 31, 1992 and 1991

     Eligibility and Vesting

     Employees are generally eligible for participation in the Plan after one year of service of at least 1,000 hours. Participants are immediately 100% vested in their own and the Company's contributions.

     Retirement Income

     Retirement Income interests represent Company contributions to the Retirement Income portion of the Plan prior to January 1, 1984 and the earnings on the contributions. A defined benefit pension plan (the Pension Plan) was adopted as of January 1, 1984. With the Pension Plan in place the Company continues to make contributions to the Thrift Incentive portion of the Plan as described below and has the right to make additional contributions to the Retirement Income portion of the Plan.

     Thrift Incentive

     The Thrift Incentive portion of the Plan provides for voluntary contributions by participating employees and for Company contributions matching a portion of the participants' contributions.

     Participants may elect to contribute to the Thrift Incentive portion of the Plan an amount equal to 1% to 10% (subject to certain limitations) of the participant's eligible compensation. Alternatively, a participant may elect to make these contributions (subject to certain limitations) on a pre-tax basis pursuant to Section 401 (k) of the Internal Revenue Code. Contributions up to 5% of eligible compensation are basic savings which are eligible for Company contributions. For 1984 and subsequent years, the Company's annual aggregate contribution is an amount equal to the greater of 2% of the Company's pre-tax income from participating divisions or the amount necessary to match 20% of participants' basic savings. The Company contributed 20.7% and 20% of participants' basic savings for years ended December 31, 1992 and 1991, respectively.

     Individual participant accounts are maintained in the Plan. Account balances are affected by participant and Company contributions, earnings on investments and forfeitures. Earnings on investments are allocated in the proportion an individual account balance bears to the total of all participant account balances on the immediately preceding valuation date. On the other hand, Company contributions and forfeitures are credited to the individual accounts of active participants at the end of the year based on the ratio each participant's basic savings made and not withdrawn during the year bears to the total of all participant basic savings made and not withdrawn in that year.


                                                                    (Continued)

                        FEDERATED DEPARTMENT STORES, INC.
                   RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

                    Notes to Financial Statements, Continued

                           December 31, 1992 and 1991

     Participants are permitted to make withdrawals of their after-tax contributions to the Thrift Incentive portion of the Plan at any time. Withdrawals of pre-tax contributions are subject to the hardship rules of
     Section 401 of the Internal Revenue Code. At termination, participants may elect to receive the balance of their account either in a lump sum or an annuity contract.

(3)  Investments

     An account is maintained for each participant in the Plan which shows the participant's separate interest in the Retirement Income and Thrift Incentive portions of the Plan.

     At the end of each year, the Company's contributions to the Thrift Incentive portion of the Plan are allocated to individual accounts for individuals who did not make a withdrawal of basic (first 5%) savings during the year, in the proportion that each participant's basic savings made and not withdrawn during the year bears to the aggregate amounts of basic savings made and not withdrawn by all participants during the year. Additional voluntary contributions (any contributions in excess of 5% of compensation) do not participate in the Company's allocation. Allocations are made at year end only to persons who are active participants on the last day of the year. At the end of each month, investment earnings are allocated to individual accounts on amounts not withdrawn during the month in the proportion that each such participant's interest at the beginning of the month bears to the total of all such participants' interests at the beginning of such month.

     The Company has entered into a trust agreement with the Trustee with respect to the operation of the Plan and the establishment and management of the trust fund. The Trustee invests all contributions to the Plan among several investment funds. The funds are:

       . Diversified Fund - This fund is composed of employer contributions to the Retirement Income portion of the Plan and certain amounts transferred when certain plans were merged, together with the net earnings thereon. All amounts in this fund are invested in corporate equity and fixed-income securities, government fixed-income securities and cash equivalents.

       . Stability Income Fund - This fund consists of balances in the Retirement Income portion of the Plan of participants who were at least 60 years of age prior to December 31, 1986, or who have attained age 55 and who have completed at least ten years of service and have elected to transfer all or part of their balance out of the Diversified Fund. This fund also contains accounts of retired participants currently receiving benefits directly from the Trust.
          All amounts in this fund are invested in certificates of deposit and short-term, fixed-income corporate and government bonds.
                                                                     (Continued)

                        FEDERATED DEPARTMENT STORES, INC.
                   RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

                    Notes to Financial Statements, Continued

                           December 31, 1992 and 1991

       . Thrift Incentive Fund - This fund includes Company and participants' contributions to the Thrift Incentive portion of the Plan, together with the net earnings thereon. The amounts in this fund are invested in three separate investment options as directed by the participants. Fund A is invested in fixed-income investments. Fund B is invested in corporate and government fixed income securities, equity securities and cash equivalents. Fund C is invested in an equity index fund consisting of Standard and Poor's 500 stock investments. Beginning with the Company contribution for 1989, Company contributions, and net earnings thereon, were directed to Fund A.

The following table presents the fair or contract value of investments held by the Trustee. Investments that represent five percent or more of the Plan's total net assets are separately identified.

                               December 31, 1992             December 31, 1991
                             Number of                   Number of
                             Shares or      Fair or      Shares or      Fair or
                             Principal     Contract      Principal     Contract
                              Amount        Value         Amount        Value
Investments, at fair value:
  Certificates of deposit.              $          -                $  6,000,220
  U.S. Government securities:
    U.S. Treasury Notes,
     5.0%, 6/30/94........$ 27,600,000    27,914,916                           -
    U.S. Treasury Notes,
     5.5%, 11/30/93.......                         -   $32,000,000    32,430,080
    U.S. Treasury Notes,
     6.125%, 9/30/93......                         -    28,000,000    28,673,680
    Other.................               105,658,519                 107,889,914
  Corporate debt
    instruments...........               119,731,679                 110,570,813
  Corporate stock-preferred                  393,600                     510,600
  Corporate stock-common..                67,145,023                  77,204,949
  Common/collective trusts:
    Mellon Equity Index
     Fund.................      200,292   74,314,132       209,530    72,209,447
    Mellon Bank Long Bond
     Index Fund...........      144,805   26,159,720       143,003    23,890,881
    TBC Inc. Pooled Employee
     Funds Daily Liquidity
     Fund.................   35,152,346   35,152,346    12,451,695    12,451,695
    Other.................                       388                         498
  Other investments.......                14,269,375                  20,253,225
    Total investments at
     fair value...........               470,739,698                 492,086,002
Insurance contracts, at
 contract value...........                         -                   1,603,574
    Total investments.....              $470,739,698                $493,689,576



                                                                   (Continued)
                         FEDERATED DEPARTMENT STORES, INC.
                   RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

                    Notes to Financial Statements, Continued

                           December 31, 1992 and 1991

Net appreciation in the fair value of investments for the years ended December 31, 1992 and 1991 was $6,845,143 and $47,615,630, respectively, as follows:

                                            Year Ended           Year Ended
                                        December 31, 1992     December 31, 1991
     Certificates of deposit...........    $      (220)         $      6,039
     U.S. Government securities........         43,410             5,687,823
     Corporate debt instruments........       (992,346)            3,089,196
     Corporate stock-preferred.........        (56,005)               61,050
     Corporate stock-common............      4,971,242            21,418,793
     Common/collective trusts..........      2,898,412            17,569,327
     Other investments.................        (19,350)             (216,598)
       Net appreciation in fair value
         of investments................    $ 6,845,143          $ 47,615,630


(4)  Plan Termination

     Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. In the event the Plan is terminated, the Company would have no further obligation to make contributions, and all sums credited to individual accounts (after expenses) would be distributed to participants.

(5)  Federal Income Taxes

     The Internal Revenue Service issued its latest determination letter on July 31, 1987, which stated that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code and, therefore, are exempt from federal income taxes. In the opinion of the Plan Administrator, the Plan and its underlying trust have operated under the terms of the Plan and remain qualified under the applicable provisions of the Internal Revenue Code.

(6)  Administrative Expenses

     Investment managers' expenses and trustee fees are paid by the Plan.

                         FEDERATED DEPARTMENT STORES, INC.
                   RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

                    Notes to Financial Statements, Continued

                           December 31, 1992 and 1991

(7)  Subsequent Event

     Effective July 1, 1993, the Allied Stores Corporation Profit Sharing - Investment Plan ("Allied Plan") was merged into the Plan ("Allied Merger"). The Allied Merger had no effect on the value of the Plan net assets as of December 31, 1992.

     The approximate effect of the Allied Merger on the net assets of the Plan just prior and subsequent to the merger on July 1, 1993 is summarized below (all information is unaudited and presented in thousands):

                                              Stability
                               Diversified     Income            Thrift Incentive Fund
                                  Fund          Fund         Fund A       Fund B       Fund C      Total
Net assets available for
  plan benefits - Pre-merger     $166,256      $24,148      $185,906     $ 57,469     $30,532     $464,311

Allied merger                           -            -       115,379       57,554      26,681      199,614

Net assets available for
  plan benefits - Post-merger    $166,256      $24,148      $301,285     $115,023     $57,213     $663,925






                                    SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                             FEDERATED DEPARTMENT STORES, INC.
                                             RETIREMENT INCOME AND THRIFT
                                             INCENTIVE PLAN




Date  January 13, 1994                       \s\  Boris Auerbach
                                             Boris Auerbach
                                             Vice President and Member of
                                             Retirement Committee

                                                                  Schedule 1
                        FEDERATED DEPARTMENT STORES, INC.
                   RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

                                Diversified Fund

                             Schedule of Investments

                                December 31, 1992



                                                                  Fair/Contract
          Description                          Cost                   Value
Investments, at fair value:
  U. S. Government securities.........     $ 55,151,158           $ 58,289,066
  Corporate debt instruments..........       14,819,640             15,490,874
  Corporate stock-preferred...........          388,991                393,600
  Corporate stock-common..............       48,394,437             67,145,023
  Common/collective trusts............       20,826,660             25,798,824

     Total investments................     $139,580,886           $167,117,387




See accompanying detailed listing of investments.




                                                                    (Continued)

                                                                     Schedule 1, Continued

                             FEDERATED DEPARTMENT STORES, INC.
                        RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

                                Diversified Fund, Continued

                                  Schedule of Investments

                                     December 31, 1992
   SHARES/                                                                      MARKET
  PAR VALUE          SECURITY DESCRIPTION              COST        PRICE        VALUE

                 U. S. Government Securities
3,025,743.6000   FHLMC Group #55-4209              2,874,013.61  104.1250    3,150,555.52
                  8.000% 08/01/2008 DD 11/01/90

4,150,000.0000   FHLMC Multiclass Mtg Ctfs 122F    3,963,250.00  107.2500    4,450,875.00
                  8.750% 10/15/2005

4,300,000.0000   FHLMC Mlticlss Mtg Ser 1052-D     3,994,968.75  102.1860    4,393,998.00
                  7.500% 10/15/2017

1,000,000.0000   FHLMC Multiclass Mtg P/C 199-G      908,281.25  101.2971    1,012,971.20
                  8.000% 02/15/2016

1,760,210.7000   FHLMC Multiclass Mtg P/C 1125A    1,758,745.66  103.2100    1,816,713.46
                  8.250% 08/15/2013 DD 08/01/91

  780,529.1800   FHLMC Multiclass Mtg P/C 1148A      776,724.05  101.2423      790,226.08
                  7.500% 01/15/2019

2,032,149.2500   FHLMC Multiclass Mtg P/C 1272H    2,054,159.68   99.2500    2,016,908.13
                  8.000% 05/15/2007

  500,000.0000   Fed Farm Cr Bk Cons Sys Disc        499,312.50   99.8625      499,312.50
                  Mat 01/14/1993

  500,000.0000   Fed Home Ln Mtg Corp Disc Nts       499,404.17   99.8808      499,404.17
                  Mat 01/12/1993

1,704,218.9200   FNMA GTD Remic Pt Ctf 92-G42-A    1,738,569.59  101.6560    1,732,440.79
                  7.000% 10/25/2015

1,526,215.4200   FNMA GTD Remic Pt Ctf 92-127-G    1,568,186.35  102.4657    1,563,847.92
                  7.750% 07/25/2007

1,714,681.2800   FNMA GTD Remic P/T Ctf 88-20-B    1,683,103.77  104.7970    1,796,934.54
                  9.000% 07/25/2003

3,500,000.0000   Government TR CTFS Current 1-C    3,638,670.00  111.6360    3,907,260.00
                  9.250% 11/15/2001

3,000,000.0000   REFCO Cpn Strips Generic Int      2,131,290.00   86.9700    2,609,100.00
                  Due 10/15/1995

                                                                              (Continued)

                                                                     Schedule 1, Continued

                             FEDERATED DEPARTMENT STORES, INC.
                        RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

                                Diversified Fund, Continued

                                  Schedule of Investments

                                     December 31, 1992
   SHARES/                                                                      MARKET
  PAR VALUE           SECURITY DESCRIPTION             COST        PRICE        VALUE
3,200,000.0000   U. S. Treasury Notes              3,356,484.38  108.2970    3,465,504.00
                  08.000% 05/15/2001 DD 05/15/91

  800,000.0000   U. S. Treasury Notes                795,888.00  105.4370      843,496.00
                  07.250% 08/31/1996 DD 09/03/91

2,020,000.0000   U. S. Treasury Notes              1,991,909.38  101.6560    2,053,451.20
                  06.250% 01/31/1997 DD 01/31/92

  400,000.0000   U. S. Treasury Notes                410,843.75  101.6720      406,688.00
                  05.375% 04/30/1994 DD 04/30/92

5,535,000.0000   U. S. Treasury Notes              5,634,017.43  102.3440    5,664,740.40
                  05.875% 05/15/1995 DD 05/15/92

4,100,000.0000   U. S. Treasury Notes              4,208,192.50  105.3120    4,317,792.00
                  07.500% 05/15/2002 DD 05/15/92

2,000,000.0000   U. S. Treasury Notes              1,938,750.00   97.7810    1,955,620.00
                  06.375% 08/15/2002 DD 08/15/92

  500,000.0000   U. S. Treasury Notes                503,515.62   99.8590      499,295.00
                  04.250% 08/31/1994 DD 08/31/92

  200,000.0000   U. S. Treasury Notes                195,812.50  101.0940      202,188.00
                  7.375% 04/15/1993 DD 04/03/86

  800,000.0000   U. S. Treasury Notes                800,625.00  108.5780      868,624.00
                  08.500% 08/15/1995 DD 06/01/90

7,000,000.0000   U. S. Treasury Notes              7,226,440.19  111.0160    7,771,120.00
                  08.750% 10/15/1997 DD 10/15/90

          Total  U. S. Government Securities      55,151,158.13             58,289,065.91

                 Corporate Debt Instruments

  820,000.0000   Associates Corp North Amer Deb      816,597.00  106.6080      874,185.60
                  8.750% 02/01/1996

  680,789.2100   CFAC Grantor Tr 1990-A Partn        675,379.47  105.3430      717,163.78
                  9.400% 03/15/1997

                                                                               (Continued)

                                                                     Schedule 1, Continued

                             FEDERATED DEPARTMENT STORES, INC.
                        RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

                                Diversified Fund, Continued

                                  Schedule of Investments

                                     December 31, 1992
   SHARES/                                                                      MARKET
  PAR VALUE          SECURITY DESCRIPTION             COST         PRICE        VALUE
1,100,000.0000   First USA Bk Wilmington 88-A      1,124,234.38  101.8750    1,120,625.00
                  9.150% 10/31/1995

1,000,000.0000   Ford Mtr Cr Med Term #Tr 194      1,011,530.00  102.0830    1,020,830.00
                  9.550% 05/24/1993

  270,000.0000   Great Westn Finl Corp Nt            271,979.10  102.3920      276,458.40
                  8.625% 12/01/1998 DD 12/02/91

2,095,086.7900   Guild Fin Corp Mtg Coll B B-2     2,131,952.08  103.9120    2,177,046.59
                  8.850% 02/01/2015

1,000,000.0000   Home Svgs Amer Irwindale CA Nt    1,005,625.00  109.1350    1,091,350.00
                  10.250% 12/05/1996

1,170,000.0000   Home Svgs Amer Calif FA Nt        1,161,421.70  110.4530    1,292,300.10
                  10.500% 06/12/1997

2,000,000.0000   Household Cr Card Tr 90-1 Cl A    1,998,800.00  103.2550    2,065,100.00
                  9.100% 04/15/1995

2,000,000.0000   JCP Master Cr Card Tr Ctf-D       2,061,562.50  105.5010    2,110,020.00
                  8.700% 09/15/1995

  760,040.1200   SPNB Home Equity Ln Abs 91-1-A      756,136.99  103.0100      782,917.33
                  7.850% 05/15/1998

1,780,000.0000   Whirlpool Corp Mtn #Tr 00013      1,804,421.60  110.2740    1,962,877.20
                  9.060% 03/13/2001 DD 03/12/91

           Total Corporate Debt Instruments       14,819,639.82             15,490,874.00

                 Corporate Stock - Preferred

   38,400.0000   RJR Nabisco Hldgs Corp Depstry      388,991.16   10.2500      393,600.00
                  Shs Repstg 1/4Shpfd Con $0.835

           Total Corporate Stock - Preferred         388,991.16                393,600.00

                                                                               (Continued)

                                                                     Schedule 1, Continued

                             FEDERATED DEPARTMENT STORES, INC.
                        RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

                                Diversified Fund, Continued

                                  Schedule of Investments

                                     December 31, 1992
   SHARES/                                                                     MARKET
  PAR VALUE          SECURITY DESCRIPTION              COST        PRICE       VALUE

                 Corporate Stock - Common
    9,000.0000   Exel Ltd Ord                        267,866.50   47.2500     425,250.00

    2,000.0000   AMR Corp Del                        122,068.00   67.5000     135,000.00

    7,900.0000   ARCO Chem Co                        278,069.81   43.7500     345,625.00

    6,000.0000   AETNA Life & Cas Co                 227,234.80   46.5000     279,000.00

   14,000.0000   Ahmanson H F & Co                   173,008.35   19.2500     269,500.00

    4,000.0000   Air Prods & Chems Inc               185,172.50   46.7500     187,000.00

    4,700.0000   Allegheny Pwr Sys Inc               175,110.25   47.8750     225,012.50

    7,000.0000   Allied Signal Inc                   382,979.10   60.5000     423,500.00

    4,300.0000   American Brands Inc                 178,300.00   40.5000     174,150.00

   15,100.0000   American Express Co                 300,690.20   24.8750     375,612.50

    3,400.0000   American Gen Corp                    98,315.68   57.0000     193,800.00

    4,600.0000   American Home Prods Corp            243,556.00   67.5000     310,500.00

    6,500.0000   American Intl Group Inc             640,561.82  116.0000     754,000.00

    9,400.0000   American Tel & Teleg Co             397,714.00   51.0000     479,400.00

    5,800.0000   Ameritech Corp New                  350,026.06   71.2500     413,250.00

    4,800.0000   AMGEN Inc                           280,633.00   70.6250     339,000.00

    3,600.0000   Amoco Corp                          172,026.51   48.7500     175,500.00

   15,500.0000   Applied Bioscience Intl Inc         216,145.81    9.3750     145,312.50

   14,200.0000   Arkla Inc                           268,514.28    8.5000     120,700.00

    3,600.0000   Atlantic Richfield Co               412,852.85  114.7500     413,100.00

    9,000.0000   Baltimore Gas & Elec Co             173,670.00   23.3750     210,375.00


                                                                              (Continued)

                                                                     Schedule 1, Continued

                             FEDERATED DEPARTMENT STORES, INC.
                        RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

                                Diversified Fund, Continued

                                  Schedule of Investments

                                     December 31, 1992
   SHARES/                                                                     MARKET
  PAR VALUE          SECURITY DESCRIPTION              COST        PRICE       VALUE
      472.0000   Bankamerica Corp                     12,440.95   46.5000     21,948.00

    1,700.0000   Bankers Tr N Y Corp                  70,477.75   68.5000    116,450.00

    2,600.0000   Barnett Bks Inc                      40,986.40   41.2500    107,250.00

    7,600.0000   Bell Atlantic Corp                  341,260.40   51.2500    389,500.00

    8,300.0000   Bellsouth Corp                      399,229.04   51.3750    426,412.50

   11,500.0000   Bemis Inc                           288,372.50   25.1250    288,937.50

   21,300.0000   Black & Decker Corp                 473,752.04   18.1250    386,062.50

   23,700.0000   Blockbuster Entmt Corp              304,073.05   18.7500    444,375.00

    4,200.0000   Boise Cascade Corp                  106,655.22   21.1250     88,725.00

    4,600.0000   Borden Inc                          132,468.30   28.6250    131,675.00

    1,400.0000   Briggs & Stratton Corp               36,848.00   46.5000     65,100.00

    4,700.0000   Bristol Myers Squibb                213,224.47   67.5000    317,250.00

      900.0000   Burlington Northn Inc                23,800.50   43.5000     39,150.00

    6,500.0000   Burlington Res Inc                  166,552.87   40.0000    260,000.00

    6,500.0000   Cigna Corp                          260,510.47   58.6250    381,062.50

   21,700.0000   CMS Energy Corp                     375,289.40   18.3750    398,737.50

    4,000.0000   CUC Intl Inc                        105,971.50   29.0000    116,000.00

   10,500.0000   Caesars World Inc                   373,730.00   38.6250    405,562.50

    6,200.0000   Chase Manhattan Corp                 68,634.00   28.5000    176,700.00

   12,350.0000   Chemical Bkg Corp                   341,292.25   38.6250    477,018.75

    6,400.0000   Chevron Corp                        438,106.30   69.5000    444,800.00


                                                                              (Continued)

                                                                     Schedule 1, Continued

                             FEDERATED DEPARTMENT STORES, INC.
                        RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

                                Diversified Fund, Continued

                                  Schedule of Investments

                                     December 31, 1992
   SHARES/                                                                     MARKET
  PAR VALUE          SECURITY DESCRIPTION              COST        PRICE       VALUE
   10,500.0000   Chrysler Corp                       139,044.26   32.0000    336,000.00

    5,350.0000   Chubb Corp                          168,389.77   88.8750    475,481.25

    8,950.0000   Circuit City Stores Inc             177,299.50   51.7500    463,162.50

    3,750.0000   Circus Circus Enterprises Inc       122,342.65   56.7500    212,812.50

    3,400.0000   Clorox Co                           130,914.45   46.5000    158,100.00

    5,500.0000   Comerica Inc                        342,022.50   64.0000    352,000.00

   23,350.0000   Computer Assoc Intl Inc             165,693.62   20.2500    472,837.50

   10,600.0000   Consolidated Edison Co NY Inc       243,646.30   32.6250    345,825.00

    8,300.0000   Consolidated Nat Gas Co             326,755.34   45.5000    377,650.00

   16,600.0000   Consolidated Rail Corp              623,159.00   47.5000    788,500.00

   13,900.0000   Continental Corp                    342,448.07   26.8750    373,562.50

    9,000.0000   Corning Inc                         264,593.87   37.5000    337,500.00

   19,500.0000   Costco Whsl Corp                    211,814.07   24.5000    477,750.00

    2,300.0000   Dana Corp                            61,330.46   47.0000    108,100.00

   12,350.0000   Dayton Hudson Corp                  758,431.35   75.7500    935,512.50

    6,000.0000   Disney Walt Co                       60,451.64   43.0000    258,000.00

    5,050.0000   Dow Chem Co                         224,556.36   57.2500    289,112.50

   19,000.0000   Dresser Inds Inc                    379,774.21   18.0000    342,000.00

    3,800.0000   Du Pont E I De Nemours & Co         128,554.00   47.1250    179,075.00

    6,100.0000   Dun & Bradstreet Corp               231,240.43   57.7500    352,275.00

   10,000.0000   Eastman Kodak Co                    416,831.45   40.5000    405,000.00

    5,200.0000   Eaton Corp                          142,154.14   81.6250    424,450.00

                                                                              (Continued)

                                                                     Schedule 1, Continued

                             FEDERATED DEPARTMENT STORES, INC.
                        RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

                                Diversified Fund, Continued

                                  Schedule of Investments

                                     December 31, 1992
   SHARES/                                                                     MARKET
  PAR VALUE          SECURITY DESCRIPTION              COST        PRICE       VALUE
    1,900.0000   Echlin Inc                           21,270.50   23.3750     44,412.50

    6,500.0000   Exxon Corp                          319,065.81   61.1250    397,312.50

   11,500.0000   FPL Group Inc                       318,492.50   36.2500    416,875.00

   19,800.0000   Federal Hom Ln Mgt Corp Common      425,597.81   48.3750    957,825.00

    6,125.0000   Federal Natl Mtg Assn                64,349.25   76.3750    467,796.88

   11,350.0000   First Intst Bancorp                 367,738.66   46.7500    530,612.50

   10,100.0000   Ford Mtr Co Del                     455,852.81   42.8750    433,037.50

    7,700.0000   GTE Corp                            226,917.27   34.6250    266,612.50

    4,500.0000   General Elec Co                     297,283.12   85.5000    384,750.00

    4,500.0000   General Mls Inc                     301,280.00   68.5000    308,250.00

   14,350.0000   General Mtrs Corp                   462,870.80   32.2500    462,787.50

   24,000.0000   General Mtrs Corp Cl E              328,467.16   32.8750    789,000.00

    5,000.0000   Georgia Pac Corp                    236,365.50   62.3750    311,875.00

    6,400.0000   Goodyear Tire & Rubr Co             320,000.00   68.3750    437,600.00

   38,600.0000   Great Westn Finl Corp               464,712.95   17.5000    675,500.00

    8,000.0000   Green Tree Financial Corp           265,328.00   48.0000    384,000.00

    6,000.0000   Hanson PLC Adr                      107,610.00   18.2500    109,500.00

    2,300.0000   Harland John H Co                    48,063.00   26.0000     59,800.00

    6,800.0000   Hercules Inc                        214,676.00   63.5000    431,800.00

    9,200.0000   Hewlett Packard Co                  676,094.39   69.8750    642,850.00

   19,000.0000   Home Depot Inc                      101,737.30   67.5000  1,282,500.00

   12,800.0000   Honeywell Inc                       181,980.28   33.2500    425,600.00


                                                                              (Continued)

                                                                     Schedule 1, Continued

                             FEDERATED DEPARTMENT STORES, INC.
                        RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

                                Diversified Fund, Continued

                                  Schedule of Investments

                                     December 31, 1992
   SHARES/                                                                     MARKET
  PAR VALUE          SECURITY DESCRIPTION              COST        PRICE       VALUE
    6,000.0000   Humana Inc                          126,845.60   20.5000     123,000.00

   24,300.0000   I B P Inc                           430,386.72   20.1250     489,037.50

    8,850.0000   IMC Fertilizer Group Inc            463,692.80   42.6250     377,231.25

    6,000.0000   ITT Corp                            389,580.74   72.0000     432,000.00

    9,150.0000   Intel Corp                          421,796.03   87.0000     796,050.00

    9,950.0000   Intl Business Machs Corp            983,542.71   50.3750     501,231.25

    9,000.0000   Johnson & Johnson                   426,542.47   50.5000     454,500.00

   19,300.0000   K Mart Corp                         235,075.82   24.5000     472,850.00

    6,500.0000   Kimberly Clark Corp                 259,327.98   59.0000     383,500.00

    4,500.0000   Knight Ridder Inc                   274,354.00   58.0000     261,000.00

    6,100.0000   Lincoln Natl Corp Ind               251,991.00   74.0000     451,400.00

    3,400.0000   Loews Corp                          168,802.42  120.1250     408,425.00

   18,900.0000   Lowes Cos Inc                       292,701.73   24.1250     455,962.50

   18,000.0000   Magna Intl Class A                  448,151.50   26.6250     479,250.00

    6,800.0000   Mapco Inc                           377,808.00   54.0000     367,200.00

    4,400.0000   Martin Marietta Corp                219,164.00   69.5000     305,800.00

   19,100.0000   Masco Corp                          500,333.29   29.6250     565,837.50

    3,200.0000   Maytag Corp                          35,753.60   14.8750      47,600.00

    5,500.0000   McDonalds Corp                      235,938.00   48.7500     268,125.00

    1,700.0000   McGraw Hill Inc                      82,994.00   61.3750     104,337.50

    5,100.0000   McKesson Corp                       153,902.70   42.5000     216,750.00

                                                                            (Continued)

                                                                     Schedule 1, Continued

                             FEDERATED DEPARTMENT STORES, INC.
                        RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

                                Diversified Fund, Continued

                                  Schedule of Investments

                                     December 31, 1992
   SHARES/                                                                     MARKET
  PAR VALUE          SECURITY DESCRIPTION              COST        PRICE       VALUE
   14,000.0000   Medco Containment Svcs Inc          166,670.56   37.7500     528,500.00

    5,500.0000   Medical Care Amer Inc               255,250.00   24.0000     132,000.00

   15,500.0000   Merck & Co Inc                      296,226.06   43.3750     672,312.50

    5,000.0000   Microsoft Corp                      133,539.17   85.3750     426,875.00

    4,100.0000   Minnesota Mng & Mfg Co              386,217.00  100.6250     412,562.50

    6,500.0000   Mobil Corp                          391,562.64   63.1250     410,312.50

    3,300.0000   Monsanto Co                         177,810.50   57.6250     190,162.50

    2,800.0000   Morgan J P & Co Inc                 120,728.50   65.7500     184,100.00

   13,800.0000   Morgan Stanley Group Inc            719,638.37   55.7500     769,350.00

    5,000.0000   Motorola Inc                        278,682.52  104.5000     522,500.00

   16,100.0000   National Svc Inds Inc               379,772.44   25.8750     416,587.50

   17,650.0000   Nationsbank Corp                    663,231.39   51.3750     906,768.75

    1,900.0000   Nicor Inc                            81,405.93   49.7500      94,525.00

    2,700.0000   Northern Sts Pwr Co Minn             94,860.70   43.2500     116,775.00

   26,650.0000   Norwest Corp                        586,823.20   43.1250   1,149,281.25

   27,000.0000   Novell Inc                          145,145.25   28.5000     769,500.00

    5,600.0000   Nynex Corp                          390,855.29   83.8750     469,700.00

   11,900.0000   Ogden Corp                          218,155.43   22.7500     270,725.00

    8,500.0000   Oklahoma Gas & Elec Co              326,689.00   34.1250     290,062.50

   10,000.0000   Oracle Sys Corp                     224,270.60   28.3750     283,750.00

    7,600.0000   PNC Finl Corp                        80,541.00   28.5000     216,600.00

                                                                             (Continued)

                                                                     Schedule 1, Continued

                             FEDERATED DEPARTMENT STORES, INC.
                        RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

                                Diversified Fund, Continued

                                  Schedule of Investments

                                     December 31, 1992
   SHARES/                                                                     MARKET
  PAR VALUE          SECURITY DESCRIPTION              COST        PRICE       VALUE
    6,225.0000   PPG Inds Inc                        281,387.79   65.8750     410,071.88

    4,800.0000   Pacific Enterprises                 191,161.70   18.5000      88,800.00

   10,500.0000   Pacific Telesis Group               261,532.91   44.3750     465,937.50

   21,700.0000   Pacificorp                          462,480.35   19.7500     428,575.00

    3,000.0000   Penney J C Inc                      133,902.15   77.7500     233,250.00

    6,000.0000   Pennsylvania Pwr & Lt Co            129,810.00   27.2500     163,500.00

   13,000.0000   Pepsico Inc                          89,754.63   41.5000     539,500.00

   11,000.0000   Pfizer Inc                          441,177.50   72.5000     797,500.00

   13,200.0000   Philip Morris Cos Inc               176,587.49   77.1250   1,018,050.00

   13,000.0000   Pitney Bowes Inc                    354,933.00   39.8750     518,375.00

    5,500.0000   Policy Mgmt Sys Corp                268,220.00   83.5000     459,250.00

    7,700.0000   Potomac Elec Pwr Co                 162,316.00   23.8750     183,837.50

   24,100.0000   Praxair Inc                         400,421.15   16.7500     403,675.00

   13,700.0000   Public Svs Enterprise Group         360,859.58   30.8750     422,987.50

    8,800.0000   Raytheon Co                         304,157.03   51.2500     451,000.00

    4,000.0000   Readers Digest Assn Inc Class A     156,427.66   54.0000     216,000.00
                  Non Vtg

   13,400.0000   Reebok Intl Ltd                     416,013.72   34.0000     455,600.00

   16,600.0000   Repsol SA Sponsored Adr             369,191.40   24.0000     398,400.00

    5,000.0000   Reuters Hldgs PLC Adr B             301,421.00   63.7500     318,750.00

    7,500.0000   Reynolds Metals Co                  434,752.50   53.1250     398,437.50

    2,100.0000   Royal Dutch Pete Co N Y Reg Sh      169,976.00   81.0000     170,100.00
                  Par N Gldr 5
                                                                             (Continued)

                                                                     Schedule 1, Continued

                             FEDERATED DEPARTMENT STORES, INC.
                        RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

                                Diversified Fund, Continued

                                  Schedule of Investments

                                     December 31, 1992
   SHARES/                                                                     MARKET
  PAR VALUE          SECURITY DESCRIPTION              COST        PRICE       VALUE
    9,400.0000   Scecorp                             360,045.31    44.0000    413,600.00

   11,400.0000   Salomon Inc                         426,307.00    38.1250    434,625.00

   13,000.0000   Santa Fe Energy Res                 250,838.42     8.6250    112,125.00

    3,000.0000   Scana Corp                          109,787.14    40.5000    121,500.00

   12,400.0000   Sears Roebuck & Co                  323,239.15    45.5000    564,200.00

    7,000.0000   Student Ln Marketing Assn New Vtg   234,768.87    68.8750    482,125.00

   12,200.0000   Telefonos de Mexico S A Sponsored   459,284.04    56.0000    683,200.00
                  Adr Repstg Sh Ord L

    7,400.0000   Tenneco Inc                         340,924.19    40.6250    300,625.00

    6,900.0000   Texaco Inc                          407,863.25    59.7500    412,275.00

    2,500.0000   Texas Instrs Inc                    114,703.50    46.6250    116,562.50

    8,100.0000   Texas Utils Co                      297,197.10    42.5000    344,250.00

    9,600.0000   Textron Inc                         412,384.40    44.7500    429,600.00

    2,800.0000   Thomas & Betts Corp                 129,474.80    65.5000    183,400.00

    6,000.0000   Toys R Us Inc                       162,278.25    40.1250    240,750.00

    9,000.0000   Travelers Corp                      125,505.00    27.2500    245,250.00

   17,100.0000   Trinova Corp                        452,524.93    21.3750    365,512.50

   12,700.0000   USX-Marathon Group New              270,400.56    17.2500    219,075.00

    2,600.0000   Union Camp Corp                      86,526.82    46.1250    119,925.00

    4,300.0000   Union Carbide Corp                   40,185.89    16.6250     71,487.50

    3,000.0000   Union Elec Co                        94,056.00    37.3750    112,125.00

                                                                             (Continued)

                                                                     Schedule 1, Continued

                             FEDERATED DEPARTMENT STORES, INC.
                        RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

                                Diversified Fund, Continued

                                  Schedule of Investments

                                     December 31, 1992
   SHARES/                                                                     MARKET
  PAR VALUE          SECURITY DESCRIPTION              COST        PRICE       VALUE
    8,000.0000   Union Pac Corp                      355,240.50   58.5000     468,000.00

    9,500.0000   U S West Inc                        339,669.17   38.3750     364,562.50

    7,000.0000   Upjohn Co                           240,513.50   32.2500     225,750.00

    1,000.0000   Wachovia Corp New                    40,320.00   68.2500      68,250.00

   21,200.0000   Wal Mart Stores Inc                  87,478.70   64.0000   1,356,800.00

   15,500.0000   Waste Mgmt Inc                      154,343.23   40.0000     620,000.00

    9,000.0000   Westinghouse Elec Corp              210,816.49   13.3750     120,375.00

   12,700.0000   Weyerhaeuser Co                     255,938.87   36.8750     468,312.50

   10,050.0000   Whirlpool Corp                      370,023.11   44.6250     448,481.25

   14,700.0000   Woolworth Corp                      327,486.50   31.6250     464,887.50

    3,400.0000   Xerox Corp                          165,676.00   79.2500     269,450.00

           Total Corporate Stock - Common         48,394,436.39            67,145,023.01

                 Common/Collective Trusts

      309.2500   Mellon Temp Inv Fund                    309.25  100.0000         309.25

   51,276.0000   Mellon Equity Index Fund         14,052,716.90  371.0289  19,024,880.85

6,773,634.0000  *TBC Inc Pooled Employee Funds     6,773,634.00    1.0000   6,773,634.00
                  Daily Liquidity Fund

           Total Common/Collective Trusts         20,826,660.15            25,798,824.10

           Total Investment                      139,580,885.65           167,117,387.02



                                                                            (Continued)

*Denotes Party-in-interest.

                                                            Schedule 1, Continued


                        FEDERATED DEPARTMENT STORES, INC.
                   RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

                              Stability Income Fund

                             Schedule of Investments

                                December 31, 1992




          Description                          Cost                Fair Value
Investments, at fair value:
  U. S. Government securities........      $ 21,358,049           $ 21,286,200
  Corporate debt instruments.........         4,742,390              4,718,175
  Common/collective trusts...........         1,146,943              1,146,943

     Total investments...............      $ 27,247,382           $ 27,151,318




See accompanying detailed listing of investments.




                                                                     (Continued)

                                                                     Schedule 1, Continued

                             FEDERATED DEPARTMENT STORES, INC.
                        RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

                             Stability Income Fund, Continued

                                  Schedule of Investments

                                     December 31, 1992
   SHARES/                                                                      MARKET
  PAR VALUE          SECURITY DESCRIPTION              COST        PRICE        VALUE

                 U. S. Government Securities
 3,000,000.0000  Fed Farm Cr Bks Cons Sys Bds      3,003,900.00  100.0910     3,002,730.00
                  Fltg Rt 06/15/1993 DD 06/15/90

11,600,000.0000  U S Treasury Notes               11,814,843.75  101.1410    11,732,356.00
                  05.000% 06/30/1994 DD 06/30/92

 5,600,000.0000  U S Treasury Notes                5,602,625.00  100.0940     5,605,264.00
                  04.625% 12/31/1994 DD 12/31/92

 1,000,000.0000  U S Treas Strip Generic Tint        936,680.00   94.5850       945,850.00
                  05/15/1994

           Total U.S. Government Securities       21,358,048.75              21,286,200.00

                 Corporate Debt Instruments

 2,000,000.0000  Corestates Cap Corp Mtn SR0011    2,094,940.00  105.0200     2,100,400.00
                  8.625% 03/15/1994 DD 03/12/91

 2,500,000.0000  International Lse Fin Corp Mtn    2,647,450.00  104.7110     2,617,775.00
                  9.650% 12/15/1993 DD 12/13/88

           Total Corporate Debt Instruments        4,742,390.00               4,718,175.00

                 Common/Collective Trusts

 1,146,943.0000 *TBC Inc Pooled Employee Funds     1,146,943.00    1.0000     1,146,943.00
                  Daily Liquidity Fund

           Total Common/Collective Trusts          1,146,943.00               1,146,943.00

           Total Investment                       27,247,381.75              27,151,318.00




                                                                               (Continued)


*Denotes Party-in-interest.

                                                            Schedule 1, Continued


                        FEDERATED DEPARTMENT STORES, INC.
                   RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

                           Thrift Incentive Fund - Fund A

                             Schedule of Investments

                                December 31, 1992



          Description                          Cost                Fair Value
Investments, at fair value:
  U. S. Government securities......        $ 53,987,358           $ 53,998,169
  Corporate debt instruments.......          99,382,584             99,522,630
  Common/collective trusts.........          25,754,563             25,754,563
  Other investments................          14,308,250             14,269,375

     Total investments.............        $193,432,755           $193,544,737




See accompanying detailed listing of investments.



                                                                     (Continued)

                                                                     Schedule 1, Continued

                             FEDERATED DEPARTMENT STORES, INC.
                        RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

                         Thrift Incentive Fund - Fund A, Continued

                                  Schedule of Investments

                                     December 31, 1992
   SHARES/                                                                      MARKET
  PAR VALUE          SECURITY DESCRIPTION              COST        PRICE        VALUE

                 U. S. Government Securities
 2,000,000.0000  Fed Farm Cr Bks Cons Sys Bds      2,002,600.00  100.0910    2,001,820.00
                  Fltg Rt 06/15/1993 DD 06/15/90

 5,000,000.0000  U S Treasury Notes                5,064,227.20  101.6720    5,083,600.00
                  05.375% 04/30/1994 DD 04/30/92

16,000,000.0000  U S Treasury Notes               16,285,156.25  101.1410   16,182,560.00
                  05.000% 06/30/1994 DD 06/30/92

 5,000,000.0000  U S Treasury Notes                4,999,609.38   99.8590    4,992,950.00
                  04.250% 08/31/1994 DD 08/31/92

 8,600,000.0000  U S Treasury Notes                8,604,031.25  100.0940    8,608,084.00
                  04.625% 12/31/1994 DD 12/31/92

 6,300,000.0000  U S Treas Strip Generic Tint      5,925,484.00   94.5850    5,958,855.00
                  05/15/1994

 5,000,000.0000  Commitment to Purchase FNMA       5,500,000.00  110.7810    5,539,050.00
                  11.000% 01/19/2012

 5,000,000.0000  Commitment to Purchase GNMA       5,606,250.00  112.6250    5,631,250.00
                  11.000% 01/25/2017

           Total U.S. Government Securities       53,987,358.08             53,998,169.00

                 Corporate Debt Instruments

 3,530,000.0000  Alaska Housing Finance Corp       3,500,965.75   99.1250    3,499,112.50
                  Fltg/Rt 15/07/2001

 3,000,000.0000  Bankers Trust New York Corp       2,930,109.38   99.5800    2,987,400.00
                  Fltg Rt Sub Nts 2000 US$ (Var)

 4,000,000.0000  Citizens Fed S&L Assn US$1000     4,015,131.25   99.5900    3,983,600.00
                  Var Rt March 5, 1996

   640,000.000   Morgan (J.P.) & Co Sub Nt US$       632,853.33  100.0900      640,576.00
                  Fltg Rt 19/12/1997

                                                                              (Continued)

                                                                     Schedule 1, Continued

                             FEDERATED DEPARTMENT STORES, INC.
                        RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

                         Thrift Incentive Fund - Fund A, Continued

                                  Schedule of Investments

                                     December 31, 1992
   SHARES/                                                                      MARKET
  PAR VALUE          SECURITY DESCRIPTION              COST        PRICE        VALUE
 2,000,000.0000  Natl Westminster Fin Bv Gtd Nt    1,941,200.00   92.1450    1,842,900.00
                  Fltg/Rt 2005 US$

 3,350,000.0000  Regie Des Installations Olymp     3,346,440.62   99.9650    3,348,827.50
                  Var/Rt 11/21/1994

   772,985.3600  Asset Backed Secs Corp Oblig-7      797,669.02  100.8580      779,617.57
                  9.250% 04/15/1995

 3,000,000.0000  Associates Corp North Amer        3,121,620.00  102.1650    3,064,950.00
                  9.200% 07/01/1993

   707,051.8600  Bear Stearns Invs CMO 88-6 6-A      613,792.10   98.7750      698,390.47
                  Zero Cpn 12/01/2018

   801,932.2100  Bear Stearns Invs CMO 88-8 8-A      695,705.45   98.9360      793,399.65
                  Zero Cpn 12/01/2018

   263,642.5900  CFC Grantor Tr 4B Asset Backed      273,760.69  102.1810      269,392.63
                  9.200% 11/15/1996

 1,928,594.6900  CFC Grantor Tr 11A Marine Ctf     1,951,700.17  103.4710    1,995,536.21
                  8.900% 08/15/1997

 1,359,039.7100  Chemical Bk Cr Card Tr 89-A       1,373,904.21  103.8740    1,411,688.91
                  8.750% 12/15/1994

 2,140,275.3800  Chemical Bk Grantor Tr 88-B       2,202,745.76  102.3240    2,190,015.38
                  9.100% 10/17/1994

 3,500,000.0000  Citicorp Mtg Secs Inc 91-17 A3    3,611,562.50  104.9940    3,674,790.00
                  8.500% 10/25/2017

 1,187,165.7800  First Intst Auto Tr 1990-1 Ctf    1,209,381.67  102.4680    1,216,465.03
                  9.000% 10/15/1996

 3,753,882.2600  GE Cap Mtg Svcs 92-4 Cl 4A-1      3,847,654.25  102.6380    3,852,909.67
                  8.000% 04/25/2022

 4,400,000.0000  GE Cap Mtg Svcs Inc 92-13 13-B    4,474,250.00  101.9840    4,487,296.00
                  7.000% 12/25/2007

                                                                              (Continued)

                                                                     Schedule 1, Continued

                             FEDERATED DEPARTMENT STORES, INC.
                        RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

                         Thrift Incentive Fund - Fund A, Continued

                                  Schedule of Investments

                                     December 31, 1992
   SHARES/                                                                      MARKET
  PAR VALUE          SECURITY DESCRIPTION              COST        PRICE        VALUE
 1,446,211.5800  GMAC 1991-B Grantor Tr Asset A    1,450,067.28  101.8400    1,472,821.87
                  6.750% 06/15/1996

 3,993,857.3600  GMAC 92-F Grantor Tr Abs Cl A     3,987,616.95   99.0900    3,957,513.26
                  4.500% 09/15/1997

 1,750,000.0000  GMAC Med Term Nts # Tr 00433      1,821,400.00  103.1900    1,805,825.00
                  8.550% 03/15/1994 DD 03/11/91

 3,000,000.0000  General Mtrs A/C Mtn #Tr453       2,994,870.00  100.5680    3,017,040.00
                  8.000% 03/15/1993 DD 03/15/91

   300,000.0000  General Mtrs Accep Mtr Mtn          301,776.00  100.0990      300,297.00
                  5.400% 04/08/1993 DD 04/08/92

   550,710.5500  Hibernia Natl BK Grantor 90-A       554,445.21  103.5760      570,403.96
                  8.300% 12/15/1995

 5,000,000.0000  International Lse Fin Mtn 0014    4,973,100.00  101.8330    5,091,650.00
                  6.380% 03/18/1994 DD 03/18/92

 2,000,000.0000  International Lease Fin Corp      1,997,040.00  100.1230    2,002,460.00
                  7.850% 01/12/1993 DD 04/10/91

   450,529.1800  Meridian Grantor Tr 91-A Ctf        450,174.77  102.0930      459,958.76
                  7.950% 02/15/1996

 1,285,000.0000  Nippon Teleg & Tel Pub Corp Gt    1,405,501.77  109.1070    1,402,024.95
                  13.35% 6/13/94

 6,000,000.0000  Philip Morris Cos Inc Mtn 0086    6,273,960.00  103.9800    6,238,800.00
                  8.450% 12/14/1993 DD 12/14/90

 4,450,000.0000  Prudential Home Mtg 92-42 Clai    4,450,000.00  100.1880    4,458,366.00
                  5.350% 01/25/2008

 3,994,026.6800  SPNB Home Equity Ln Ctf 91-2-A    4,062,347.49  101.4060    3,999,479.70
                  8.100% 06/15/2020 DD 07/15/91

 3,000,000.0000  Sears Roebuck & Co                3,137,670.00  101.5780    3,047,340.00
                  9.350% 05/15/1993

 3,235,000.0000  Security Pac Corp Nt              3,387,756.70  103.8780    3,360,453.30
                  8.900% 03/15/1994
                                                                              (Continued)

                                                                     Schedule 1, Continued

                             FEDERATED DEPARTMENT STORES, INC.
                        RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

                         Thrift Incentive Fund - Fund A, Continued

                                  Schedule of Investments

                                     December 31, 1992
   SHARES/                                                                      MARKET
  PAR VALUE          SECURITY DESCRIPTION              COST        PRICE        VALUE
 5,000,000.0000  Toyota Mtr Cr Co Mtn Tr 00033     5,000,000.00  100.2240    5,011,200.00
                  4.9375% 03/19/1993 DD 03/20/92

 3,000,000.0000  Transamer Fin Corp Mtn Tr #025    3,151,020.00  102.0060    3,060,180.00
                  9.670% 05/10/1993

 4,339,282.7300  U S Auto Receivable Tr 90-4A      4,443,391.69  103.5770    4,494,498.87
                  8.650% 11/15/1995 DD

 5,000,000.0000  United Tech Corp Mtn Tr #0002     5,000,000.00  100.7090    5,035,450.00
                  Fltg Rt 06/01/1994

           Total Corporate Debt Instruments       99,382,584.01             99,522,630.19

                 Common/Collective Trusts

25,754,563.0000 *TBC INC Pooled Employee Funds    25,754,563.00    1.0000   25,754,563.00
                  Daily Liquidity Fund

           Total Common/Collective Trusts         25,754,563.00             25,754,563.00

                 Other Investments

 2,000,000.0000  Ireland Floating Rt Nts           1,994,600.00   99.5900    1,991,800.00
                  06/12/1998 US$ (Var)

 4,000,000.0000  New Zealand US $ (Var)            3,999,600.00  100.0950    4,003,800.00
                  Fltg Rate Nts 04/06/1990

 4,000,000.0000  Quebec (Province of), Canada Nts  3,896,800.00   95.5650    3,822,600.00
                  Var/Rt 15/10/2001

   500,000.0000  State Bank of NSW Gtd US $          497,250.00   99.6350      498,175.00
                  F/R Nts 11/02/1998

 4,000,000.0000  State Bk Victoria Gtd Cap Nts     3,920,000.00   98.8250    3,953,000.00
                  Var/Rt 27/06/1999

           Total Other Investments                14,308,250.00             14,269,375.00

           Total Investment                      193,432,755.09            193,544,737.19

* Denotes Party-in-interest                                                 (Continued)

                                                            Schedule 1, Continued


                        FEDERATED DEPARTMENT STORES, INC.
                   RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

                           Thrift Incentive Fund - Fund B

                             Schedule of Investments

                                December 31, 1992



          Description                          Cost                Fair Value
Investments, at fair value:
  Common/collective trusts..........       $ 46,767,530           $ 53,708,814

     Total investments..............       $ 46,767,530           $ 53,708,814




See accompanying detailed listing of investments.

                                                                         (Continued)

                                                                     Schedule 1, Continued

                             FEDERATED DEPARTMENT STORES, INC.
                        RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

                         Thrift Incentive Fund - Fund B, Continued

                                  Schedule of Investments

                                     December 31, 1992
   SHARES/                                                                      MARKET
  PAR VALUE          SECURITY DESCRIPTION              COST        PRICE        VALUE

                 Common/Collective Trusts
        25.7200  Mellon Temp Inv Fund                     25.72  100.0000           25.72

    73,557.0000  Mellon Equity Index Fund         22,128,387.25  371.0289   27,291,777.06

   144,805.0000  Mellon Bk Long Bd Index Fd       24,381,826.43  180.6548   26,159,719.91

   257,291.0000 *TBC Inc Pooled Employee Funds       257,291.00    1.0000      257,291.00
                  Daily Liquidity Fund

           Total Common/Collective Trusts         46,767,530.40             53,708,813.69

           Total Investment                       46,767,530.40             53,708,813.69

                                                                          (Continued)

*Denotes Party-in-interest

                                                            Schedule 1, Continued


                        FEDERATED DEPARTMENT STORES, INC.
                   RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

                           Thrift Incentive Fund - Fund C

                             Schedule of Investments

                                December 31, 1992



          Description                          Cost                Fair Value
Investments, at fair value:
  Common/collective trusts..........       $ 23,574,960           $ 29,217,442

     Total investments..............       $ 23,574,960           $ 29,217,442




See accompanying detailed listing of investments.




                                                                     (Continued)

                                                                     Schedule 1, Continued

                             FEDERATED DEPARTMENT STORES, INC.
                        RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

                         Thrift Incentive Fund - Fund C, Continued

                                  Schedule of Investments

                                     December 31, 1992
   SHARES/                                                                      MARKET
  PAR VALUE          SECURITY DESCRIPTION              COST        PRICE        VALUE

                 Common/Collective Trusts
       52.6800   Mellon Temp Inv Fund                     52.68  100.0000           52.68

   75,459.0000   Mellon Equity Index Fund         22,354,992.03  371.0289   27,997,474.14

1,219,915.0000  *TBC Inc Pooled Employee Funds     1,219,915.00    1.0000    1,219,915.00
                  Daily Liquidity Fund

           Total Common/Collective Trusts         23,574,959.71             29,217,441.82

           Total Investment                       23,574,959.71             29,217,441.82


*Denotes Party-in-interest.

                                                                                     Schedule 2


                                       FEDERATED DEPARTMENT STORES, INC.
                                  RETIREMENT INCOME AND THRIFT INCENTIVE PLAN

                                      Schedule of Reportable Transactions

                                         Year Ended December 31, 1992


                                            Total                        Total        Proceeds     Net Gain
                                          Number of         Total        Number         from        (Loss)
          Description                     Purchases       Purchases     of Sales        Sales      on Sales
Ford Motor Credit Medium Term Notes,
  7.27%, 9/10/93........................      2         $ 13,206,830        2       $ 13,376,220   $169,390

U.S. Treasury Notes, 6.875%, 7/31/93....      1            1,026,875       10         24,113,453    212,984

U.S. Treasury Notes, 6.125%, 9/30/93....      -                    -        2         28,569,297        547

U.S. Treasury Notes, 5.5%, 11/30/93.....      4           31,300,781       10         63,684,609    130,156

U.S. Treasury Notes, 5.375%, 4/30/94....      6           57,704,375       21         52,596,141    366,837

U.S. Treasury Notes, 5.0%, 6/30/94......      4           28,100,000        -                  -          -

U.S. Treasury Strip Generic Tint,
  5/15/94...............................      3           26,907,116        2         20,179,344    134,392

*TBC Inc. Pooled Employee Funds Daily
  Liquidity Fund, various rates.........    823          267,220,829      598        244,615,063          -




*Denotes Party-in-interest.